Exhibit 99.1

As of the effective time (the "Effective Time") of the transactions contemplated by the Agreement and Plan of Merger, dated as of June 22, 2015, as amended, by and among Sequential Brands Group, Inc. (f/k/a Singer Madeline Holdings, Inc.) (the "Issuer"), SQBG, Inc. (f/k/a Sequential Brands Group, Inc.) ("Old Sequential" and the predecessor to the Issuer), Martha Stewart Living Omnimedia, Inc., Madeline Merger Sub, Inc. and Singer Merger Sub, Inc. (the "Merger Agreement"), each share of common stock of Old Sequential was converted into one share of common stock of the Issuer, and each unvested award of restricted common stock of Old Sequential outstanding immediately prior to the Effective Time was converted into a restricted stock award of the Issuer on the terms and conditions under the applicable plan and award agreement in effect immediately prior to the Effective Time, with respect to a number of shares of common stock of the Issuer equal to the number of shares underlying the unvested award of restricted common stock of Old Sequential. The common stock number referred in Table I is an aggregate number and represents 43,593 shares of common stock of the Issuer and 6,113 shares of common stock underlying the restricted stock award of the Issuer held by the reporting person immediately following the Effective Time. The 6,113 shares of common stock underlying the restricted stock award of the Issuer will vest on May 1, 2016.